Nasdaq Regulation

Nasdaq

Lisa Roberts
Vice President, Listing Qualifications
Deputy General Counsel

By Electronic Mail

March 31, 2022

Maureen Loviglio
Federal Deposit Insurance Corporation
550 17th Street, NW
Washington, D.C. 20429

Dear Ms. Loviglio:

This is to certify that on April 1, 2022 The Nasdaq Stock Market (the "Exchange") received from Discovery, Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Series A Common Stock, par value $0.01 per share

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

Sincerely,

Lisa Roberts